Filed by Galera Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Galera Therapeutics, Inc.

Filer’s SEC File No.: 001-39114

Date: June 2, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 14, 2026, by and among Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Galera will be merged with and into Galera Merger Sub, with Galera surviving as a wholly owned subsidiary of Parent (the “Galera Merger”), and Obsidian will be merged with and into Obsidian Merger Sub, with Obsidian surviving as a wholly owned subsidiary of Parent.

On June 1, 2026, Obsidian published the following presentation:

2026 ASCO
ANNUAL MEETING

9507

OBX-115 engineered tumor-infiltrating lymphocyte (TIL) cell therapy with regulatable membrane-bound IL15 (mbIL15) in patients with advanced melanoma that has progressed on/after immune checkpoint inhibitors

Allison S Betof,[1] Jason A Chesney,[2] Gino K In,[3] Alexander N Shoushtari,[4] Tirrell T Johnson,[5] Justin T Moyers,[6] Yazan Samhouri,[7] Georgina V Long,[8] Giridharan Ramsingh,[9] Raina Duan,[9] Prakash Prabhakar,[9] Lauren Mclaughlin,[9] Mercay Reuter,[9] Rodabe N Amaria[10]

1. Stanford University School of Medicine, Stanford, CA, USA; 2. UofL Health - Brown Cancer Center, Louisville, KY, USA; 3. Norris Comprehensive Cancer Center, Keck School of Medicine, University of Southern California, Los Angeles, CA, USA; 4. Memorial Sloan Kettering Cancer Center, New York, NY, USA; 5. Orlando Health Cancer Institute, Orlando, FL, USA; 6. The Angeles Clinic and Research Institute, A Cedars-Sinai Affiliate, Los Angeles, CA, USA; 7. Banner MD Anderson Cancer Center, Gilbert, AZ, USA; 8. Melanoma Institute Australia, The University of Sydney, and Royal North Shore and Mater Hospitals, Sydney, Australia; 9. Obsidian Therapeutics, Cambridge, MA, USA; 10. The University of Texas MD Anderson Cancer Center, Houston, TX, USA

Allison Betof, MD, PhD, FASCO

Stanford University School of Medicine

2026 ASCO ANNUAL MEETING #ASCO26

PRESENTED BY: Allison Betof, MD, PhD, FASCO

Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org

ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Key Takeaways 1 2 3 The OBX-115 Promising early Key regimen benefits safety profile is efficacy was observed, may provide a differentiated by with a 67% ORR and meaningful treatment exclusively low-dose potential for durable option to a broader lymphodepletion and deepening patient population and absence of IL2 responses IL2, interleukin 2; ORR, objective response rate. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Background

- OBX-115 engineered TIL cell therapy expresses regulatable **membrane-bound interleukin 15** (**mbIL15**) via administration of the small-molecule drug **acetazolamide** (**ACZ**)
- OBX-115 offers several clinical advantages over conventional non-engineered tumor-infiltrating lymphocyte (TIL) cell therapy:
  - Option for less-invasive tumor tissue procurement (TTP) by **core needle biopsy**
  - Exclusively **low-dose lymphodepletion** compatible with **outpatient** administration
  - **ACZ-driven mbIL15** expression
  - **Regulatable** and **reinducible** TIL expansion and persistence
- Early clinical data demonstrated **differentiated safety** and **promising efficacy** at the recommended phase 2 dose (RP2D)[1]
- We report data from additional patients evaluating OBX-115 at the RP2D in patients with advanced melanoma treated in the Agni-01 study

1. Chesney JA et al. ASCO 2025 (Abstract 9517).

ACZ, acetazolamide; mbIL15, membrane-bound interleukin 15; RP2D, recommended phase 2 dose; TIL, tumor-infiltrating lymphocytes; TTP, tumor tissue procurement.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

OBX-115 Mechanism of Action

ACZ-regulated mbIL15 activates OBX-115 and other immune cells


Patient
Tumor
Isolated TIL
Viral transduction of mbIL15-DRD transgene
OBX-115
ACZ ligand
Cytosol
Unstable DRD
mbIL15
Proteasome
Degraded mbIL15
Lipid bilayer
Basal state
Unstable DRD
ACZ
ACZ-stabilized DRD
mbIL15
ON state
IL2Rβ
IL2Rγ
Immune cell
+
Cis-activation
Trans-activation of immune cells
Antigen-independent expansion & persistence
Direct killing of tumor cells
OBX-115
Tumor cells
Trans-activated immune cell
Memory TIL
ACZ eliminates need for IL2

ACZ, acetazolamide; DRD, drug-responsive domain; IL2, interleukin 2; mbIL15, membrane-bound interleukin 15; TIL, tumor-infiltrating lymphocytes.

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Agni-01 Single-arm Open-label Phase 1/2 Study

NCT06060613


On-study Assessment Period
Until disease progression, new anticancer therapy, or 2 years after OBX-115 infusion
Optional Continuation of Prior Therapy
Day 28
Day 42
Tumor Tissue Procurement
CNB or Surgical
OBX-115 Manufacturing
OBX-115 Infusion
Day 0
IL2
Low-dose Lymphodepletion*
(Outpatient or Inpatient)
Day -4 to Day -1
Cy 750 mg/m² × 3 days
Flu 30 mg/m² × 4 days
Initial (Split) ACZ†
Day 0-6, Day 14-20
Longitudinal ACZ Redosing‡
≤7 days at periodic intervals until Week 24
Optional ACZ Redosing‡
(upon progression)

Treatment Regimen

- **Low-dose lymphodepletion**
- **OBX-115**: 1–100 $\times 10^9$ cells
  ACZ: 500 mg/day orally
  – **Initial split-dose ACZ**†
  – **Longitudinal ACZ redosing**‡ after recovery from lymphodepletion

Key Eligibility Criteria

- Advanced non-uveal melanoma progressing after ICI therapy
- No upper age limit
- Not restricted by LDH, HLA, or melanoma subtype
- ≥1 lesion suitable for TTP for manufacturing and ≥1 remaining lesion amenable to RECIST v1.1 response assessment
  – **Minimally invasive TTP (core needle biopsy)** feasible

Data cutoff: 22 January 2026. *May be administered in the outpatient or inpatient setting, per institutional standard. †Initial ACZ dosing was split into two ≤7-day periods within 28 days (Day 0-6 or until ALC ≥5000 cells/µL, whichever is earlier, and restarting between Day 14 and 21). ‡Longitudinal ACZ redosing for ≤7 days at periodic intervals until Week 24, and upon progression when new anticancer therapy is not immediately warranted.
ACZ, acetazolamide; CNB, core needle biopsy; Cy, cyclophosphamide; Flu, fludarabine; HLA, human leukocyte antigen; ICI, immune checkpoint inhibitor; IL2, interleukin 2; LDH, lactate dehydrogenase; RECIST, Response Evaluation Criteria in Solid Tumors; TTP, tumor tissue procurement.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

OBX-115 Differentiated Manufacturing Process

Designed to achieve a CD8+ enriched and non-exhausted infusion product

Ex Vivo Manufacturing



IL2

Step	Details
Tumor tissue procurement	Compatible with core needle biopsy
Optimized pre-REP	**Anti-4-1BB** agonist antibody
Activation / mbIL15 transduction	Anti-CD3 Ab Retroviral vector
Optimized REP	**iFeeder** cells expressing **IL21** and **4-1BBL** **ACZ** (**no IL2**)
Cryo-preservation	

Median (range) infused dose:
83.4 (34.2–100) $\times 10^9$ cells*

Median (range), %	OBX-115 N=15
CD8+ T cells†	**97.8** (83.6-99.7)
CD4+ T cells†	0.2 (Not detected-1.1)
NK cells†	0.3 (Not detected-14.9)
PD-1‡	0.4 (0.1-2.6)

Data cutoff: 22 January 2026. *Infused dose was limited to protocol-specified maximum of 100×10^9 cells. †Of all live cells. ‡Of all CD3+CD8+ cells.
4-1BBL, 4-1BB ligand; Ab, antibody; ACZ, acetazolamide; IL2, interleukin 2; IL21, interleukin 21; mbIL15, membrane-bound interleukin 15; NK, natural killer; PD-1, programmed cell death protein 1; REP, rapid expansion protocol.

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Allison Betof, MD, PhD, FASCO

Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.

NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

15 Patients Treated with OBX-115 at DL3 / RP2D 7 Agni-01 Phase 1/2 Multicenter (N=20 infused*) Phase 1 Phase 2 At DL3/RP2D: (n=11) (n=9) 4 outpatient lymphodepletion 100% of ACZ redosing in DL1+DL2 DL3/RP2D outpatient setting† (n=5) (n=15) DL1 DL2 DL3/RP2D 30 × 109 100 × 109 100 × 109 OBX-115 cell maximum cell maximum cell maximum (n=3) (n=2) (n=15) ACZ 250 mg/day, 250 mg/day, 500 mg/day, Days 0–13 Days 0–13 Days 0–6, 14–20 Data cutoff: 22 January 2026. *3 additional patients were enrolled and not infused: n=2 discontinued prior to treatment due to disease progression during DLT stagger phase; n=1 manufacturing failure. †14 patients received ACZ redosing, all of which were done in the outpatient setting. ACZ, acetazolamide; DL, dose level; RP2D, recommended phase 2 dose. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Patients Had Difficult-to-treat ICI-refractory Advanced Melanoma

93% with prior anti–PD-1 combination exposure

Baseline Patient and Disease Characteristics	OBX-115 (N=15)
Age, median (range), years	55 (41–78)
Sex, n (%)	
Female	6 (40.0)
ECOG PS, n (%)	
0	12 (80.0)
1	3 (20.0)
LDH >ULN, n (%)	6 (40.0)
Melanoma subtype, n (%)	
Cutaneous	9 (60.0)
Mucosal	**3 (20.0)**
Acral	**3 (20.0)**
Mutation status, n (%)	
BRAF V600-mutant	8 (53.3)
NRAS-mutant	3 (20.0)
Brain and/or liver lesions, n (%)	**3 (20.0)**
Target lesion SOD, mean (SD), mm	58.0 (14.2–213.0)

Treatment Characteristics	OBX-115 (N=15)
Lines of prior systemic therapy, median (range)*	2.0 (1–5)
Lines of prior ICI therapy	**2.0 (1–5)**
Prior systemic therapy, n (%)	15 (100.0)
Anti–PD-1 monotherapy only	1 (6.7)
Anti–PD-1 combination	**14 (93.3)**
Anti–PD-1 + anti–CTLA-4	**11 (73.3)**
Anti–PD-1 + anti–LAG3	8 (53.3)
BRAF ± MEK TKI	**6/8 (75.0)**
Primary-resistant (SITC criteria), n (%)	**11/15 (73.3)**
Anti–PD-1[1]	5/9 (55.6)
Anti–PD-1 combination[2]	8/14 (57.1)

- Patients had advanced and difficult-to-treat disease
- Disease progressed on several lines of standard-of-care therapies
  - **73% with prior anti-PD-1 + anti-CTLA-4 combination**
- Limited remaining treatment options

Data cutoff: 22 January 2026. *Multiple prior lines were permitted.

1. Kluger HM et al. *J Immunother Cancer* 2020;8(1). 2. Kluger H et al. *J Immunother Cancer* 2023;11(3).

CTLA-4, cytotoxic T-lymphocyte antigen-4; ECOG PS, Eastern Cooperative Oncology Group performance status; ICI, immune checkpoint inhibitor; LAG3, lymphocyte activation gene 3; LDH, lactate dehydrogenase; PD-1, programmed cell death protein-1; SITC, Society for Immunotherapy of Cancer; SOD, sum of diameters; TKI, tyrosine kinase inhibitor; ULN, upper limit of normal.

2026 ASCO ANNUAL MEETING #ASCO26

PRESENTED BY: Allison Betof, MD, PhD, FASCO

Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org

NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Strong Early Efficacy in 2L+ Advanced Melanoma

	OBX-115 (N=15)
Objective response rate, n (%)	**10 (67)***
Complete response	2 (13)
Partial response	8 (53)
Stable disease	4 (27)
Progressive disease	1 (7)
Disease control rate,† n (%)	13 (93)
Duration of response, months (median [range])	**NR (1.1+, 14.9+)**

- Median (range) study follow-up: 4.3 months (2.3–16.9)
- **Encouraging efficacy**
- Early data suggest **durability of responses**

Data cutoff: 22 January 2026. *95% CI: 38%, 88%. †Disease control rate defined as patients whose best overall response was documented as CR, PR, or SD per RECIST 1.1 criteria, provided that the minimum duration of SD was maintained for ≥12 weeks (N=14).
2L, second-line; NR, not reached.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

67% ORR, with SOD Reduction in 80% of Patients TTP method Surg Surg Surg Surg Surg CNB* Surg ienc Surg Surg CNB* Surg Surg tionSurg Surg Surg OBX-115 dose 9 94.8 100 55.8 60.9 34.2 99.2 81.6 37.2 77.4 100 86 83.4 89.2 65.7 97.6 (cells × 10 ) ACZ redosing + +—+ + + + + + + + + + + + Patient ID 41 39 13 32 9 33 35 34 12 31 11 38 37 15 14 40 34 14 2 0 (%) SOD -20 Baseline -33 -35 Lesion from -40 -45 Target Change -51 -60 -56 -59 Best -60 Complete Response -67 -80 Partial Response Stable Disease -81 Progressive Disease Ongoing Response -100 -100 -100 -100 Data cutoff: 22 January 2026. *Both patients with CNB tumor tissue procurement responded to therapy. ACZ, acetazolamide; CNB, core needle biopsy; SOD, sum of diameters; Surg, surgery; TTP, tumor tissue procurement. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Onset and Duration of Responses BRAF- Anti–PD-1 + Prim Pt ACZ redosing† mut Anti–CTLA-4 Resist* ID +—+ 14 - + + 15 - + + 12 - + + 31 - +—9 • Most responses achieved early (Week 6) — + 33 • Responses observed across key disease subsets + +—34—BRAF-mutant - +—38 - + + 37—Anti–PD-1 + anti–CTLA-4 combination pretreated + + + 13—ICI primary-resistant + + + 35 Complete Response Partial Response +—+ 11‡ Stable Disease Progressive Disease +—+ 32 Ongoing Efficacy Assessment + +—39§ + + + 41 6 12 18 24 36 48 60 72 Progression-free Survival (Weeks Post-infusion) Data cutoff: 22 January 2026. *ICI primary-resistant disease (monotherapy or combination therapy). †ACZ was redosed after recovery from lymphodepletion for 7 days every 6 weeks until Week 24. ‡Patient 11 did not receive combination anti–PD-1 therapy. §Patient 39 censored prior to Week 12. ACZ, acetazolamide; CTLA-4, cytotoxic T-lymphocyte antigen-4; ICI, immune checkpoint inhibitor; mut, mutant; PD-1, programmed cell death protein-1; prim resist, primary-resistant. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Durable and Deepening Responses Initial ACZ ACZ redosing* 40 41 20 39 13* (%) 0 SOD 1 2 3 6 12 Week18 24 36 48 60 72 Baseline from -20 32‡ Lesion 9 33 -40 12 Target 4 Change in 34 31 -60 11 Complete Response Partial Response Stable Disease -80 38 Progressive Disease Ongoing Response 37 -100 or CR 15 14 Data cutoff: 22 January 2026. *Patient 13 did not receive ACZ redosing. ‡Patient 32 had BRAF-refractory small-volume disease and a new satellite lesion at Week 12 that was biopsy-proven. ACZ, acetazolamide; CR, complete response; SOD, sum of diameters. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Sustained and Deepening Reduction in Liver Lesion

Patient 31: 44 yr-old with stage IV M1c rectal mucosal melanoma with liver metastases

LDH >ULN

Prior:
Ipi-Nivo
(Primary resistant)

Low-dose LD
CNB TTP (liver)
135×10^9 cells mfg
100×10^9 cells infused

No Grade ≥3 TEAEs







Target lesion: segment 5 liver metastasis	**Day -8** Baseline 58 × 53 mm	**Week 6: PR** 41% target lesion SOD reduction	**Week 36: Ongoing PR** 60% target lesion SOD reduction

Data cutoff: 22 January 2026; Week 36 visit occurred on April 2, 2026 (after datacut).
CNB, core needle biopsy; LD, lymphodepletion; LDH, lactate dehydrogenase; PR, partial response; SOD, sum of diameters; TEAE, treatment-emergent adverse event; TTP, tumor tissue procurement; ULN, upper limit of normal.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

TEAEs in ≥20% of Patients All-grade Grade ≥3 Patients, % 0% 100 10% 80 20% 60 30% 40 40% 20 50% 0 60% 20 70% 40 80% 60 90% 80 100% 100 Hypokalemia AST increased Cytokine release syndrome Hypoalbuminemia Hyponatremia • Grade ≥3 non-hematologic toxicity Hypoxia Nausea was uncommon Fatigue Constipation Diarrhea • CRS was reported for 5 patients (33%) Cough Decreased appetite Headache—1 event (7%) was Grade 3 Infusion-related reaction Pyrexia Dyspnea • Hematologic toxicity was favorable ALT increased Hypophosphatemia Rash—1 event (7%) of febrile hematologic Abdominal distension - Alopecia neutropenia (Grade 3) Non Hypotension Edema peripheral Abdominal pain Blood ALP increased • No DLTs Chills Dyspepsia Hypomagnesemia • No ICANS Insomnia Pruritus Pulmonary edema • No ICU transfer Rash maculopapular Sinus tachycardia Vision blurred0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Vomiting Neutrophil count decreased Data cutoff: 22 January 2026. TEAE defined as any AE occurring after first dose of Anemia lymphodepletion, excluding AEs not related to OBX-115 or ACZ after Day 84. Lymphocyte count decreased ALP, alkaline phosphatase; ALT, alanine aminotransferase; AST, aspartate White blood cell decreased aminotransferase; CRS, cytokine release syndrome; DLT, dose-limiting toxicity; Hematologic Platelet count decreased ICANS, immune effector cell-associated neurotoxicity syndrome; ICU, intensive care Patients, % 100 80 60 40 20 0 20 40 60 80 100 unit; TEAE, treatment-emergent adverse event. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

TRAE Onset and Severity Initial ACZ ACZ redosing AEs 40 related 30 - 20 eatment Grade 1 Tr Grade 2 of Grade 3 10 Grade 4 Number 0 -10 0 10 20 30 40 50 60 70 80 90 100 110 120 Study Day • TRAEs were mostly Grade ≤2 and occurred in the first 2 weeks after infusion • Longitudinal ACZ redosing was well-tolerated in outpatient setting • No treatment-related mortality Data cutoff: 22 January 2026. TRAE defined as any AE occurring after first dose of lymphodepletion assessed by investigator as possibly, probably, or definitely related to lymphodepletion, OBX-115, or ACZ. ACZ, acetazolamide; AE, adverse event; TRAE, treatment-related adverse event. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Favorable Cytokine and ctDNA Profiles IL15 IL6 ctDNA 600 100 60 Classical CRS range2 ) L L ) 500 to 10 /m /m % g g p p 400 1 ( 40 (BL 5 300 1 IL6 IL 0.1 Normal range1 eVAF, m 20 200 from u r in 0.01 Serum 100 3 Se Normal range LD ACZ ACZ LD ACZ ACZ 0.001 0 0 D14 BL 0 7 14 21 28 BL 0 7 14 21 28 Change 0.0001 Responder Non-responder Not detected • Expected IL15 increase • IL6 remained well-below Baseline Day 14 with lymphodepletion classical CRS range • ctDNA reduction by • Tocilizumab not indicated Day 14 in all responders, • No IL15 elevation after for post-infusion CRS including 3 with ctDNA OBX-115 infusion clearance Data cutoff: 22 January 2026. 1. Lamana A et al. Eur Cytokine Netw. 2010 Sep;21(3):186-94. 2. Pabst T et al. Exp Hematol. 2020;88:7–14. 3. Said E et al. J Med Virol. 2021 Jun;93(6):3915-3924. BL, Baseline; CRS, cytokine release syndrome; ctDNA, circulating tumor DNA; eVAF, estimated variant allele frequency; IL6, interleukin 6; IL15, interleukin 15; LD, lymphodepletion. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Conclusions

- **OBX-115** engineered TIL cell therapy expressing regulatable mbIL15 potentially offers a **novel therapeutic intervention** for advanced melanoma that has progressed on/after ICI therapy, including ICI-combination–refractory disease
  - **ACZ-driven regulatable mbIL15** expression enables initial TIL expansion and potential long-term persistence through longitudinal redosing
- OBX-115 is characterized by a **differentiated safety profile** and **promising early efficacy**
  - Low rate of Grade 3+ non-hematologic AEs
  - **No DLTs, ICU** transfer, or **TRM**
  - **67% ORR**, including **2 complete responses**
  - **Median DOR not reached** (range, 1.1+, 14.9+ mo)
- OBX-115 may broaden the cell-therapy–eligible patient population
  - Option for **less-invasive core needle biopsy TTP**
  - Exclusively **low-dose lymphodepletion** compatible with **outpatient** administration
  - **Elimination of IL2** in the treatment regimen

ACZ, acetazolamide; AE, adverse event; DLT, dose-limiting toxicity; DOR, duration of response; ICI, immune checkpoint inhibitor; ICU, intensive care unit; IL2, interleukin 2; mbIL15, membrane-bound interleukin 15; ORR, objective response rate; TIL, tumor-infiltrating lymphocytes; TRM, treatment-related mortality; TTP, tumor tissue procurement.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Allison Betof, MD, PhD, FASCO
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
NCT06060613
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Key Takeaways 1 2 3 The OBX-115 Promising early Key regimen benefits safety profile is efficacy was observed, may provide a differentiated by with a 67% ORR and meaningful treatment exclusively low-dose potential for durable option to a broader lymphodepletion and deepening patient population and absence of IL2 responses IL2, interleukin 2; ORR, objective response rate. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Thank you Patients who participated in this trial, their caregivers, and their families Study-site and sponsor personnel Code Copies are of these for personal slides obtained use only through and may Quick not be Response reproduced (QR) without permission from ASCO® or the author of these slides. PRESENTED BY: Allison Betof, MD, PhD, FASCO Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org. NCT06060613

Additional Information and Where to Find It

In connection with the proposed transactions between Obsidian and Galera, Galera and the newly formed company formed in connection therewith will file relevant materials with the SEC. The newly formed company has filed a registration statement on Form S-4 that includes information statement and prospectus relating to the proposed transaction, which constitutes an information statement of Galera and a prospectus of the newly formed company (the “Prospectus”). Galera and the newly formed company may also file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the Prospectus or any other document which Galera or the newly formed company may file with the SEC or send to stockholders of Galera or Obsidian in connection with the proposed transaction. The Prospectus will be mailed to stockholders of Galera. INVESTORS AND SECURITYHOLDERS OF GALERA ARE URGED

TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GALERA, OBSIDIAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the Prospectus (when available) and other documents filed with the SEC by Galera or the newly formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Galera will be available free of charge on Galera’s website at www.galeratx.com.

No Offer or Solicitation

This press release is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Galera, Obsidian or the newly formed company, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any security holder of Galera or Obsidian. However, Galera and Obsidian and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Galera may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and its proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on April 10, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future clinical development activities, potential milestone payments, the merger transaction and completion of the concurrent private placement financing, the expected effects, perceived benefits or opportunities and related timing with respect thereto and expectations regarding or plans for the combined company’s pipeline.

These forward-looking statements relate to Galera, Obsidian and the newly formed company (together, “us” or “we”), our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading “Risk Factors” included in Galera’s Annual Report on Form 10-K for the year ended December 31, 2025 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise, except as required by applicable law.

These forward-looking statements are based upon our current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, including, without limitation: statements about the synergies or benefits of the proposed transaction, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the proposed transaction and the private placement financing; negative effects of the announcement or consummation of the proposed transaction on the market price of our capital stock and our operating results; risks relating to the value of shares of the newly formed company to be issued in the proposed transaction; risks related to the ability to obtain approval of the Galera stockholders; changes in capital resource requirements; risks related to our inability to obtain sufficient additional capital to continue to advance our product candidates; our and our collaborators’ ability to execute clinical programs for our product candidates; timing, progress, enrollment or results of clinical trials with our product candidates; our ability to obtain and maintain intellectual property rights and regulatory exclusivities; and our ability to establish a market for our product candidates if the combined company receives regulatory approval therefor.